Exhibit 19

                               CONSENT AND WAIVER

This Consent and Waiver is delivered by the undersigned in its capacity as a party to the Third Amended and Restated Shareholders and Noteholders Agreement, dated as of June 16, 2003, by and among XM Satellite Radio Holdings Inc., a Delaware corporation ("Holdings"), and the parties named therein (the "Noteholders Agreement"), including the purchasers of 10% Senior Secured Discount Convertible Notes due 2009 of Holdings and XM Satellite Radio Inc., a Delaware corporation ("XM"), and General Motors Corporation and OnStar Corporation, and to the Note Purchase Agreement, dated as of December 21, 2002, as amended, by and among Holdings, XM and the parties named therein. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Noteholders Agreement.

The undersigned hereby consents and agrees as follows for all purposes of the Noteholders Agreement:

The Board of Directors of Holdings (the "Board") has authorized a public offering of such number of shares of Holdings' Class A Common Stock (including an over-allotment of up to 15%), as may be determined by the Pricing Committee of the Board, to be sold in a public offering and not to exceed a maximum of $203 million by Holdings (the "Offering"). Holdings intends to use the proceeds of the Offering to prepay the $89,042,387 10% Senior Secured Convertible Note due 2009 issued to OnStar Corporation and to redeem its 7.75% Convertible Subordinated Notes due 2006 (the "7.75% Notes") and a portion of the 12% Senior Secured Notes due 2010 of XM Satellite Radio Inc. that are guaranteed by Holdings.

A. WAIVER OF REGISTRATION RIGHTS.

The undersigned is a party to the Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003, by and among Holdings and the Investors listed therein (the "Registration Rights Agreement"), pursuant to which the undersigned has certain rights to effect a Piggyback Registration (as defined in the Registration Rights Agreement). The undersigned hereby consents to the amendment or waiver of the Registration Rights Agreement such that Holders (as defined in the Registration Rights Agreement) shall not have any right to cause a Piggyback Registration in connection with the Offering. The undersigned, however, does not waive its Piggyback Registration rights to have any of its Registrable Securities (as defined in the Registration Rights Agreement) included in any other issuances of securities, and the foregoing waiver shall lapse and become null and void if the Offering shall not have been completed on or before February 13, 2004.

B. APPROVAL OF REDEMPTION OF 7.75% CONVERTIBLE SUBORDINATED NOTES DUE 2006

Pursuant to the terms of the 7.75% Notes, of which there is approximately $45.7 million in aggregate principal amount outstanding, Holdings may redeem the 7.75% Notes beginning on March 3, 2004. Immediately after the closing of the Offering, Holdings intends to send a notice of redemption to the holders of the 7.75% Notes and expects most, if not all, holders of 7.75% Notes to convert rather than redeem for cash.

The redemption of subordinated notes from the proceeds of a substantially concurrent sale or issuance of Class A common stock does not require consent under the Noteholders Agreement, but for the avoidance of doubt the undersigned hereby consents to, and waives compliance with Section 8.1 (Restricted Payments) of the Noteholders Agreement with respect to, the redemption of the remaining outstanding 7.75% Notes in accordance with the terms of the 7.75% Notes, provided that such redemption is commenced by Holdings within 90 days after the closing of the Offering.


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C. APPROVAL OF AMENDMENT OF GM CREDIT FACILITY; PREPAYMENT OF GM NOTE

Holdings and XM are parties to that certain credit facility with General Motors Corporation ("GM"), dated as of January 28, 2003 (the "GM Credit Facility"), pursuant to which Holdings and XM may finance up to $100 million in payments owing under the GM distribution agreement. GM has agreed to amend the GM Credit Facility to: (i) permit Holdings and XM, at their option, to repay and reborrow under the facility; (ii) reduce the interest rate paid by Holdings and XM from a floating rate of 10% over LIBOR to a floating rate of 8% over LIBOR; and (iii) change interest payment dates where necessary to have two semiannual payments in arrears that coincide with payment dates under other GM instruments and agreements (collectively, the "GM Credit Facility Amendment). Holdings and XM also intend to prepay the $89,042,387 10% Senior Secured Convertible Note due 2009 (the "GM Note") issued by Holdings and XM and held by OnStar Corporation, a subsidiary of GM.

In connection with the foregoing, the undersigned hereby consents to, and waives compliance with Section 8.5 (Transactions with Affiliates) of the Noteholders Agreement with respect to, the GM Credit Facility Amendment and (to the extent any approval is needed) prepayment of the GM Note at any time following effectiveness of the GM Credit Facility Amendment.

D. AMENDMENT OF NOTEHOLDERS AGREEMENT.

In recognition of the reduction in the amount of Notes held by Note Investors since original issuance of the Notes, the undersigned hereby consents to amendment of the Noteholders Agreement to reduce the threshold necessary for
Note Investor approval from 75% of the aggregate principal amount at maturity of the then outstanding Notes held by Note Investors to 50% by (i) replacing the reference to "75%" in the first paragraph of Section 5.1 of the Noteholders Agreement with "50%"; (ii) replacing the reference to "75%" in Section 5.1(i)(a) of the Noteholders Agreement with "50%"; (iii) replacing the reference to "75%" in Section 7.3(b)(i) of the Noteholders Agreement with "50%"; (iv) replacing the reference to "66-2/3%" in Section 7.3(d) of the Noteholders Agreement with "50%"; (v) replacing the reference to "75%" in Section 7.3(e) of the Noteholders Agreement with "50%"; and (vi) replacing the reference to "75%" in the clause of
Section 7.3 of the Noteholders Agreement that begins "provided however, that in the event" with "50%".

E. MISCELLANEOUS.

Holdings shall pay the reasonable legal and accounting fees and expenses of the undersigned incurred in connection with this Consent and Waiver and the transactions contemplated hereby.


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Name of Holder:

American Honda Motor Co., Inc.



Dated as of January 13, 2004        AMERICAN HONDA MOTOR CO., INC.


                                    By: /s/ Thomas G. Elliott
                                       ---------------------------------------
                                         Thomas G. Elliott
                                         Executive Vice President

ACKNOWLEDGED AND AGREED:

XM SATELLITE RADIO HOLDINGS INC.    XM SATELLITE RADIO INC.



By: /s/ Joseph M. Titlebaum         By: /s/ Joseph M. Titlebaum
   ---------------------------         ---------------------------------------
Name:  Joseph M. Titlebaum          Name:  Joseph M. Titlebaum
Title: Executive Vice President     Title: Executive Vice President




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